UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               RUSSOIL CORPORATION
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    148272107
                                    ---------
                                 (CUSIP Number)

                                  Viktor Ekimov
                         634021, The Russian Federation,
                            Tomsk, Avenue Frunze, 168
                        Telephone No.: 7 (3822) 45-51-29
                             Email: ekimov@tptps.ru
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2008
             (Date of Event which Requires Filing of this Statement)
      ---------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

Explanatory Note: Mr. Viktor Ekimov at the present time is the record owner of the shares discussed herein. Mr. Ekimov has advised the Issuer that he indents to transfer his holdings to ZAO Ariust and the Issuer has advised him that it would comply with such a request and this Schedule 13D gives effect to such a transfer.

Cusip No. 148272107
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Viktor Ekimov
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See instructions) OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items2 (d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization: The Russian Federation
--------------------------------------------------------------------------------
Number of                           7.      Sole Voting Power
Shares Beneficially                         110,000,000
Owned  By Each                      8.      Shared Voting Power
Reporting                                   0
Person                              9.      Sole Dispositive Power
                                            110,000,000
                                   10.      Shared Dispositive Power
                                            0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    110,000,000 shares of common stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 52.3% of
    the issued and outstanding shares of common stock*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

*Based on 211,060,000 shares of the Issuer's common stock outstanding as of the date of the Reporting Event.

Cusip No. 148272107
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    ZAO Ariust - Non US entity
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See instructions) OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items2 (d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization: The Russian Federation
--------------------------------------------------------------------------------
Number of                           7.      Sole Voting Power
Shares Beneficially                         0
Owned  By Each                      8.      Shared Voting Power
Reporting                                   110,000,000
Person                              9.      Sole Dispositive Power
                                            0
                                   10.      Shared Dispositive Power
                                            110,000,000
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    110,000,000 shares of common stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 52.3% of
    the issued and outstanding shares of common stock*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    Legal Entity
--------------------------------------------------------------------------------

*Based on 211,060,000 shares of the Issuer's common stock outstanding as of the date of the Reporting Event.

Item 1.           Security and Issuer

This statement relates to the common stock $0.001 par value, of Russoil Corporation, a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are currently located at Vozdvizhenka Str. 4/7, 103009 Moscow, Russia.

Item 2.           Identity and Background

(a) The name of the persons filing this statement: Viktor Ekimov ("V. Ekimov" or the "Reporting Person") and ZAO Ariust, ("Ariust" or the "Reporting Entity"). Collectively, the Reporting Person and the Reporting Entity are referred to as the "Reporting Persons". ZAO Ariust is a legal entity formed under the laws of Russia. It is 80% owned by V. Ekimov and 20% owned by his son.

(b) The residence or business address of the Reporting Persons are UC Tomskpodtruboprovodstroy, 634021, Russian Federation, Tomsk.

(c) The present principal occupation of the Reporting Person is the General Director of UC Tomskpodvodtruboprovodstroy, 634021, Russian Federation, Tomsk, Avenue Frunze, 168.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the Russian Federation and the Reporting Entity was formed under the laws of the Russian Federation.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Person exchanged 51% of the 100% securities that he then owned in Grostovoye LLC, a Russian Limited Liability Company for 110,000,000 shares of the Company's common stock and the cancellation of Grostovoye debts to himself and/or his affiliated companies.

Item 4.           Purpose of Transaction

Pursuant to a Share Exchange Agreement (the "Combination Agreement"), by and among Russoil, Smolenergy and the Stockholders of Smolenergy (the "Stockholders") and V. Ekimov, V. Ekimov cancelled all indebtedness of Smolenergy relating to Gorstovoye, in exchange for 110,000,000 shares of Russoil's common stock while Smolenergy's shareholders surrendered their holdings in Smolenergy to Russoil and, simultaneously, Mr. Silvestre Hutchinson, previously Russoil's sole Executive Officer and Director, cancelled 242,000,000 shares of the Issuer owned by him. As later amended, the Combination Agreement permits the transfer of the 110,000,000 shares to ZAO Ariust. Ariust is owned and controlled by V. Ekimov, with his son being a 20% equity owner. The purpose of the Combination Agreement was to take control of a publicly traded entity to facilitate acquisitions of potential energy producing assets in the Russian Federation.

Item 5.           Interest in Securities of the Issuer

(a) The Issuer has approximately 211,060,000 issued and outstanding shares of common stock. The Reporting Persons own 110,000,000 shares, representing 52.3% of the issued and outstanding common stock of the Issuer. The Issuer's sale of shares owned by the Reporting Persons are subject to an exemption from the registration requirements of the United States securities laws under Regulation S promulgated under the Securities Act of 1933, as amended.

(b) Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(c) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Combination Agreement, the Reporting Persons do not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Item 7.           Material to be filed as Exhibits.

o     Agreement permitting joint filing.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 14, 2008                 /s/ Viktor Ekimov
                                      -----------------------------------
                                      Name: Viktor Ekimov


Date:  April 14, 2008                 ZAO ARIUST


                                      By: /s/ Viktor Ekimov
                                      -----------------------------------
                                      Viktor Ekimov
                                      Title:




Attention:        Intentional  misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001).

                                     EXHIBIT


The undersigned hereby agree as follows:

WHEREAS, the undersigned have acquired shares of common stock of Russoil Corporation; and

WHEREAS, the undersigned are obligated to file statements on Schedule 13D with the United States Securities and Exchange Commission to report their purchases of such securities;

NOW, THEREFORE, the undersigned hereby agree that a single statement on Schedule 13D be filed with the SEC on behalf of each of them.


Dated:  April 14, 2008                /s/ Viktor Ekimov
                                      -----------------------------------
                                      Viktor Ekimov


Dated:  April 14, 2008                ZAO ARIUST


                                      By: /s/ Viktor Ekimov
                                          -------------------------------
                                          Viktor Ekimov
                                          Title: